As Filed with the Securities and Exchange Commission on May 23, 2006.
                                                         Registration No.  333-
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                      Techtronic Industries Company Limited
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)
                                    Hong Kong
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784

    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466

                          |X| immediately upon filing
                             |_| on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                           check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                                     Proposed maximum   Proposed maximum    Amount of
                 Title of each class of                 Amount       Aggregate price        aggregate      registration
              Securities to be registered          to be registered   per unit (1)      offering price (1)     fee
-------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American      50,000,000           $.05            $2,500,000        $267.50
Depositary Receipts, each American Depositary Share    American
evidencing five ordinary shares of Techtronic         Depositary
Industries Company Limited.                             Shares
=========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (No. 33-73144) previously filed by the registrant.

--------------------------------------------------------------------------------

         The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

                              CROSS REFERENCE SHEET


                                                    Location in Form of
                                                    American Depositary Receipt
      Item Number and Caption                       Filed Herewith as Prospectus
      -----------------------                       ----------------------------

(1)   Name and address of Depositary                 Introductory Paragraph

(2)   Title of American Depositary Receipts and      Face of American Depositary
      identity of deposited securities               Receipt, top center

      Terms of Deposit:

      (i)      The amount of deposited securities    Face of American Depositary
               represented by one unit of American   Receipt - upper right
               Depositary Shares                     corner

      (ii)     The procedure for voting, if any,     Paragraphs (15) and (16)
               the deposited securities

      (iii)    The collection and distribution of    Paragraphs (12), (14)
               dividends                             and (15)

      (iv)     The transmission of notices, reports  Paragraphs (11), (15)
               and proxy soliciting material         and (16)

      (v)      The sale or exercise of rights        Paragraph (13)

      (vi)     The deposit or sale of securities     Paragraphs (12) and (17)
               resulting from dividends, splits
               or plans of reorganization

      (vii)    Amendment, extension or termination   Paragraphs (20) and (21)
               of the Deposit Agreement

      (viii)   Rights of holders of receipts to      Paragraph  (11)
               inspect the transfer books of the
               Depositary  and the list of holders
               of receipts

      (ix)     Restrictions upon the right to        Paragraphs (2), (3), (4),
               deposit or withdraw the               (5), (6) and (8)
               underlying securities

                                                    Location in Form of
                                                    American Depositary Receipt
      Item Number and Caption                       Filed Herewith as Prospectus
      -----------------------                       ----------------------------

      (x)      Limitation upon the liability         Paragraphs (13) and (18)
               of the Depositary

(3)   Fees and Charges                               Paragraph (7)

Item 2.  Available Information


                                                    Location in Form of
                                                    American Depositary Receipt
      Item Number and Caption                       Filed Herewith as Prospectus
      -----------------------                       ----------------------------

2(a)  Statement that Techtronic Industries Company   Paragraph (11)
      Limited furnishes the Commission with
      certain public reports and documents required by foreign law or otherwise under Rule
      12g3-2(b) under the Securities Exchange Act of 1934 and that such reports and documents can be inspected by holders of American
      Depositary Receipts and copied at public reference facilities maintained by the
      Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      * (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of November 22, 1993, among Techtronic Industries Company Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

----------
* Incorporated by reference to Form F-6 Registration Statement No. 33-73144 filed by the Registrant with the Commission

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of November 22, 1993, among Techtronic Industries Company Limited, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 23, 2006.

                                     By:  THE BANK OF NEW YORK,
                                            as Depositary

                                     By:  /s/  U.M. Erlandsen
                                          --------------------------------------
                                          Name:  U.M. Erlandsen
                                          Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Techtronic Industries Company Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Hong Kong on May 23, 2006.

                                          Techtronic Industries Company Limited

                                     By:  /s/ Chan Chi Chung
                                          --------------------------------------
                                          Name:  Chan Chi Chung
                                          Title: Group Managing Director

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on May 23, 2006.

Name                                   Title
----                                   -----

/s/  Horst Julius Pudwill              Director
---------------------------            Chairman & Chief Executive Officer
Horst Julius Pudwill                   (Principal Executive Officer)


/s/  Chan Chi Chung                    Director
---------------------------            Group Executive Director &
Chan Chi Chung                         Chief Financial Officer
                                       (Principal Financial Officer)

/s/  Chan Chi Hong                     Group Controller
---------------------------            (Principal Accounting Officer)
Chan Chi Hong

/s/  Chung Chi Ping, Roy               Director
---------------------------            Group Managing Director
Chung Chi Ping, Roy

/s/  Chan Kin Wah                      Director
---------------------------            Group Executive Director
Chan Kin Wah

/s/  Bob Bugos                         Authorized Representative
---------------------------            in the United States
Bob Bugos

/s/  Vincent Ting Kau Cheung           Director
-----------------------------          Non Executive Director
Vincent Ting Kau Cheung

                                INDEX TO EXHIBITS

Exhibit
Number
-------

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)   Certification under Rule 466.


                                      -9-